SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)

American Community Properties Trust
(Name of Issuer)

Common Shares, $.01 par value per share
(Title of Class of Securities)

02520N106
(CUSIP Number)

James Michael Wilson
Interstate Business Corporation
222 Smallwood Village Center
St. Charles, Maryland 20602
(301) 843-7333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Brian Hoffmann
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

June 28. 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 19 Pages)

        NYA 848530.4

CUSIP No. 02520N106		13D/A	Page 2 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) James Michael Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 21,350
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 21,350
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,747
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 02520N106		13D/A	Page 3 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Interstate Business Corporation I.R.S. Identification No. 52-1066133
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,549,976
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,549,976
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,976
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 02520N106		13D/A	Page 4 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Wilson Securities Corporation I.R.S. Identification No. 66-0311591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 586,101
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 586,101
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,101
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14.	TYPE OF REPORTING PERSON CO
CUSIP No. 02520N106		13D/A	Page 5 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Wilson Family Limited Partnership I.R.S. Identification No. 52-1656345
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER See Exhibit 7.2
	8.	SHARED VOTING POWER See Exhibit 7.2
	9.	SOLE DISPOSITIVE POWER See Exhibit 7.2
	10.	SHARED DISPOSITIVE POWER See Exhibit 7.2
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Exhibit 7.2
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Exhibit 7.2
14.	TYPE OF REPORTING PERSON PN
CUSIP No. 02520N106		13D/A	Page 6 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) James J. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☑
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,289
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,289
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,289
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 02520N106		13D/A	Page 7 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Barbara A. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 50
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .0%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 02520N106		13D/A	Page 8 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Kevin J. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,397
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 02520N106		13D/A	Page 9 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Elizabeth W. Weber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,397
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 02520N106		13D/A	Page 10 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Thomas B. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,397
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 02520N106		13D/A	Page 11 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Mary P. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☑ All reporting persons listed in (1) of the are members of the group. (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 21,350
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 21,350
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,747
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 02520N106		13D/A	Page 12 of 19

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Brian J. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP All reporting persons listed in (1) of the are members of the group. (a)☑ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 86,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 86,397
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,397
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN

        NYA 848530.4

Amendment No. 1 to Schedule 13D

This Amendment No. 1, which relates to the common shares (“Common Shares”) in American Community Properties Trust, a Maryland corporation (the “Company”), amends and supplements the Statement on Schedule 13D (as amended through the date hereof, the “Statement”) previously filed with the Commission by the reporting parties listed herein.

The following Items of the Statement are hereby supplemented and/or amended:

Item 4.                 Purpose of Transaction

The reporting persons are evaluating a possible purchase of the remaining outstanding Common Shares of the Company not owned by them in a "going private" transaction.  As of the date of filing of this Amendment No. 1 to Schedule 13D, the reporting persons’ current intent is to obtain a capital partner (“Investor”) for a potential management buyout of the Company (the “Potential Transaction”).  James Michael Wilson has an agreement in principle to engage Granite Partners, L.L.C. (“Granite”) as a consultant and financial advisor for the purpose of obtaining an Investor for the Potential Transaction.  Granite recently began approaching potential Investors.  There can be no assurance that any potential Investor will be interested in providing financing for the Potential Transaction or that the proposed terms, if any, of such financing will be acceptable to the reporting persons. Further, the reporting parties have begun to evaluate the negative federal income tax implications that may arise given the Company’s current structure and the tax basis of it assets.. Accordingly, these tax implications could materially adversely affect the ability and willingness of the reporting persons and any potential Investors to enter into a Potential Transaction.

The reporting persons can provide no assurances that the Potential Transaction will be entered into as currently contemplated or entered into at all.  The consummation of the Potential Transaction is dependent on several factors, which include but are not limited to, the reporting persons’ ability to obtain financing on favorable terms, favorable market conditions, and the completion of a federal income tax evaluation and the implications thereof. The reporting persons will continue to evaluate the form and terms and conditions upon which the Potential Transaction may be proposed and the possible effect of any conditions that may be required with respect to any financing for the Potential transaction.  The reporting persons anticipate that, in the event of consummation of the Proposed Transaction, the Common Shares would be delisted from trading on all national securities exchanges and deregistered with the Securities and Exchange Commission.

The reporting persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the common shares, conditions in securities markets generally, general economic and industry conditions and other factors.  Accordingly, the reporting persons reserve the right to change their intentions and plans at any time, as they deem appropriate. In particular, the reporting persons may at any time and from time to time acquire additional Common Shares.  Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934.

Except as set forth in this Item 4 and in furtherance of the Potential Transaction, the reporting persons presently have no plans or proposals that would relate to or result in any of the actions set forth in Parts (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference.

Item 7.                 Material to be Filed as Exhibits.

Exhibit 7.1	Joint Statement Agreement

Exhibit 7.2 Interest in Securities of the Issuer

        NYA 848530.4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2007
INTERSTATE BUSINESS CORPORATION

/s/ James Michael Wilson_______________________________
Name: James Michael Wilson
Title: President

WILSON SECURITIES CORPORATION

/s/ James Michael Wilson_______________________________
Name: James Michael Wilson
Title: President

JAMES MICHAEL WILSON

                               /s/ James Michael Wilson
                          James Michael Wilson, Individually

                          WILSON FAMILY LIMITED PARTNERSHIP

/s/ James Michael Wilson_______________________________
Name: James Michael Wilson
Title: General Partner

JAMES J. WILSON

/s/ James J. Wilson  ____________________________________
James J. Wilson, Individually

BARBARA A. WILSON

/s/ Barbara A. Wilson__________________________________
Barbara A. Wilson, Individually

KEVIN J. WILSON

/s/ Kevin J. Wilson____________________________________
Kevin J. Wilson, Individually

ELIZABETH W. WEBER

/s/ Elizabeth W. Weber  ________________________________
Elizabeth W. Weber, Individually

THOMAS B. WILSON

/s/ Thomas B. Wilson  ________________________________
Thomas B. Wilson, Individually

MARY P. WILSON

/s/ Mary P. Wilson____________________________________
                        Mary P. Wilson, Individually

BRIAN J. WILSON

/s/ Brian J. Wilson  ____________________________________
Brian J. Wilson, Individually

KNOW ALL MEN BY THESE PRESENTS, that the individuals whose signature appears above constitute and appoint James Michael Wilson and Steve Griessel as their agents to sign in any and all capacities this Amendment No. 1 and all further amendments to the Statement on Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such agents full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the forgoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming that such and agent may lawfully do or cause to be done by virtue hereof.